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November 22, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control - EDGAR

RE:  RiverSource Life Insurance Company
        on behalf of  RiverSource Variable Annuity Account
     INITIAL REGISTRATION STATEMENT ON FORM N-4
     INVESTMENT COMPANY ACT NO. 811-7195
     Amendment No.76
        RiverSource(R) Retirement Select Variable Annuity
     ACCESSION NOS. 0000950123-10-093130

Dear Commissioners:

Pursuant to Rule 477 of the Securities Act of 1933, RiverSource Variable Annuity Account ("Registrant") and RiverSource Life Insurance Company ("the Company"), hereby request that the above registration statement Amendment No.76 filed on Form N-4 for the RiverSource Retirement Select Variable Annuity, initially filed with the Securities and Exchange Commission on Oct. 14, 2010(Accession Nos. 0000950123-10-093130) be withdrawn.

The Company and the Registrant are requesting withdrawal of the Registration Statement for the Contracts because the Company has determined not to offer the Contracts for sale. Therefore, the Company and the Registrant hereby request that an order be issued granting their request for withdrawal of the Registration Statement for the Contracts as soon as is practicable. No Contracts were sold in connection with the Registration Statement.

If you have any questions and would like to discuss this matter further, please call me at (612) 671-2237 or Boba Selimovic at (612) 671-7449.

Very truly yours,


/s/ Rodney J. Vessels
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Rodney J. Vessels
Assistant General Counsel and
Assistant Secretary